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                                                                     Exhibit 2.1

            Sale and Transfer Agreement recorded on December 8, 1999.


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                                                                     Exhibit 2.1


Deed Roll Nr. W 1064/1999
(Share Transfer Agreement)

                                 R e c o r d e d

                       in Dusseldorf on 8th December 1999

                 Before me, the undersigned Notary in Dusseldorf

                                 Dr. Gerrit Wenz

practising in Dusseldorf

appeared today:

1.       Dr. Thomas Stohlmeier, attorney-at-law,
         office address: Cecilienallee 6, 40474 Dusseldorf, personally known to the notary public, acting not for himself but as proxy for MOLL INDUSTRIES INC., Tyson Place, Suite
         200, 2607 Kingston Pike, Knoxville TN 37919, USA,

         acting under a written power of attorney dated 7th December 1999, a fax copy of which is attached to this notarial deed as ANNEX 1, promising to submit the original of the power of attorney;

         (hereinafter referred to as "Seller")

2.       Dr. Dr. Peter Low,
         Amiraplatz 3, 80333 Munich,
         acting not for himself but as proxy for
         CERTINA AKTIENGESELLSCHAFT, Amiraplatz 3, Luitpoldblock, 80333 Munchen, under a written power of attorney dated 19th November 1999 a certified copy of which is attached to this deed as ANNEX 2, promising to promptly submit a written confirmation of his power of attorney,

         (hereinafter referred to as "Buyer").

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       The Seller and the Buyer collectively referred to as the "Parties".

     Dr. Dr. Low proved his identity by means of his personal identity card.



Upon inquiry by the acting notary, the appeared confirmed that the acting notary has not previously been involved in the subject matter of this notarial deed.

The notary ascertained that the appeared are in sufficient command of the English language.

The appeared requested the notarization of the following

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                           SALE AND TRANSFER AGREEMENT



                                    PREAMBLE

1. The Seller is the owner of Moll Industries Germany GmbH in Paderborn, registered in the Commercial Register at the Local Court of Paderborn under HRB 3008 (the "Holding Company").

2. The Holding Company is the owner of Moll Germany Beteiligungs-GmbH, Paderborn, registered in the Commercial Register at the Local Court of Paderborn under HRB 248 (the "General Partner").

3. The Holding Company is the limited partner, and the General Partner is the general partner of Moll Industries Paderborn GmbH & Co. KG, registered in the Commercial Register at the Local Court of Paderborn under HRA 472 (the "Company").


4. The Company has in the past suffered losses from its operations which losses have continuously been compensated by the Seller or the Holding Company. The Seller has decided to divest its interest in the Holding Company to the Buyer who is interested in acquiring the Holding Company and, thereby, the Company which the Buyer wishes to turn around into an operation which in the foreseeable future will become profitable. The Buyer has presented a feasibility study to the Seller in this regard.

5. In an effort to facilitate the transfer of the Company to the Buyer as a going concern and in order to support the financial position of the Company, the Seller is prepared to accept a negative purchase price and to give other support to the Company and to the Buyer, all as described in more detail in the following

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                           SALE AND TRANSFER AGREEMENT

                                    Section 1
                             OBJECT OF THE AGREEMENT

         The Seller holds one share in the nominal amount of DM 50,000 in the Holding Company (the "Share"). The Share is fully paid up. The Seller sells this Share to the Buyer at the conditions stated below with effect as of 31st December 1999, 24:00 hours/1st January 2000, 0:00 hours (the "Effective Date"). The Buyer accepts this sale.


                                    Section 2
                                 PURCHASE PRICE

(1)      The purchase price for the Share shall be DM 1.00 (in words: one German
         Mark).

(2)      The purchase price shall be due today and has been paid.


                                    Section 3
                         RIGHT TO PARTICIPATE IN PROFITS

The right to participate in any undistributed profits attributable to the Share shall pass to the Buyer together with the Share sold. The Buyer shall be entitled to any profits attributable to the Share from the current financial year as well as to profits from any earlier financial years which have not been distributed to the shareholder.


                                    Section 4
                                   ASSIGNMENT

The Seller hereby assigns the Share to the Buyer with effect as of the Effective Date. The Buyer hereby accepts this assignment and obligates itself to notify the assignment of the Share to the Company in accordance with Section 16 of the Limited Liability Companies Act (GESETZ BETREFFEND DIE GESELLSCHAFTEN MIT BESCHRANKTER HAFTUNG, GmbHG).

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                                                                           -5-


                                    Section 5
                                    CONSENTS

         The assignment of the Share does not require the consent of the Company under its articles of association.


                                    Section 6
                        NO REPRESENTATIONS OR WARRANTIES

(1) The Buyer has had an opportunity to make an informed assessment of the General Partner and the Company and their respective operations, assets and liabilities (all of this hereinafter collectively referred to as the "Business"). In particular, the Buyer has inspected the production site of the Company and has had the opportunity to receive information from the Company's management.

(2) The Seller makes no representations or warranties of any nature whatsoever, whether express or implied, with respect to the Business and shall in no way be liable for any deficiencies or defects of the Business, whether known to the Seller or not.

(3) To the extent permitted by law, all past, present and future claims of the Buyer against the Seller, other than those expressly provided for in this Agreement, shall hereby be excluded, regardless of whether or not such claims are presently known or not and regardless of whatever legal concept they may be based upon.


                                    Section 7
                    COVENANTS OF SELLER AND RELATED ENTITIES

(1) Prior to the Effective Date, the Seller shall on behalf of the Company repay all bank debts and other debts arising from financial loans given to the Company in such a fashion that the Company will be free of such debts on the Effective Date.

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(2)      The Seller shall on behalf of the Company settle vis-a-vis G&R
         Grundverwaltung GmbH, Paderborn ("G&R") its payment claim against the Company arising out of the lease agreement relating to the property presently leased by the Company with respect to all lease payments and interest for the time period up until the Effective Date, and shall cause G&R to enter into a new respective lease agreement with the Company with effect as of the Effective Date.

(3) The Seller shall continue to pay the rent to G&R on behalf of the Company for the time period until the date two years after the Effective Date or until an Event of Default (as defined below) occurs, whichever comes first.

(4) The Seller shall prior to the Effective Date, and shall cause its related companies within the meaning of Sec. 15 German Stock Corporation Act, including G&R, ("AKTIENGESETZ - VERBUNDENE UNTERNEHMEN") (hereinafter "Related Companies") to, waive all claims, if any, which they may have against the Company, the General Partner and the Holding Company with regard to any time period up until the Effective Date.


                                    Section 8
                XEROX SUBCONTRACTOR RELATIONSHIP/OTHER CUSTOMERS

(1) The Company is a supplier to the Xerox Group of companies. For the time period up until one year after the Effective Date or until an Event of Default occurs, whatever comes first, the Seller shall, and shall cause its Related Companies to, retain the Company as a subcontractor for orders placed with the Seller by Xerox for products currently produced by the Company. The pricing in the relationship between Xerox and the Seller and between the Seller and the Company shall be the same with regard to products manufactured by the Company in 1999.

(2) This obligation shall be limited to an aggregate maximum turnover in the equivalent of US$ 2.2m and shall be allocated to the time period ending one year after the Effective Date.

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(3)      The obligation of the Seller to retain the Company as a subcontractor shall exist only to the extent that the Company delivers the products in question with the same quality and speed as it has done before in its normal course of business.

(4) The Seller and the Related Companies shall not actively entice away the other existing customers of the Company with respect to products manufactured by the Company in 1999.


                                    Section 9
                           CONTINUED FINANCIAL SUPPORT

(1) For a time period up until 24 months after the Effective Date or until an Event of Default occurs, whichever comes first, the Seller shall pay financial support to the Company in the aggregate amount in the equivalent of US$ 2.4 m in accordance with the payment plan set out in
         SCHEDULE 9.

(2) For the avoidance of doubt, the obligations of the Seller under Sections 7 (3), 8 (1) and 9 (1) shall cease upon an Event of Default occurring, to the extent not yet completely fulfilled at such time.

(3) The financial support shall be deferred if and to the extent the Company makes profits in any given calendar month for which financial support was contemplated by Schedule 9 because the Parties assumed that the Company would make losses until the end of the time period described in para. (1) above. Deferred payments will be made up in the first payment period in which there are losses. For purposes of determining payment periods after the final scheduled payment date of 1st July 2000, payment periods shall commence on 31st October 2000, 31st January 2001, 30th April 2001, 31st July 2001, 31st October 2001 and ending 31st December 2001.

(4) The Buyer shall furnish to the Seller monthly reports on the Financial Status of the Company no later than two weeks after the end of each calendar month for the time period until 31st December 2002 or until all deferred payments have been made, whichever comes first.

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                                   Section 10
                                EVENT OF DEFAULT

(1) Each of the individual cases described below shall for the purpose of this Agreement constitute an Event of Default:

         (a) The initiation of a liquidation procedure relating to the Company;

         (b) the discontinuation of a material part of the Business absent a liquidation;

         (c) the opening of an insolvency procedure over the assets of the Company or the rejection of an insolvency procedure due to the lack of assets;

         (d) the failure of the then current management ("GESCHAFTSFUHRER") of the Company to apply for the opening of insolvency procedures where there is a statutory obligation to do so;

         (e) any comparable occurrence as described in Section 10 (1) (a) through (d) above, whether under German law or any foreign law.

(2) Any occurrence in accordance with Section 10 (1) (a) through (e) shall also be deemed an Event of Default if it occurs to a legal entity, business operation or person which is a legal successor to the Company or to which the whole or a portion of the business of the Company as conducted immediately prior to the Effective Date or assets of the Company owned by it prior to the Effective Date have been transferred after the Effective Date.

                                   Section 11
                                    ACCOUNTS

(1) Following the signing of this Agreement and prior to the Effective Date, the Seller shall cause the Company to draw up the Company's accounts as per the Effective Date, consisting of a best effort estimate of the assets and liabilities of the Company as of the Effective Date, (the "Estimated Accounts"). The Estimated Accounts shall be drawn up in accordance with applicable German accounting principles as


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                                                                           -9-


         previously applied by the Company and otherwise in accordance with the relevant regulations of German law.

(2) Immediately after the Effective Date, the Company shall prepare the Annual Accounts for the fiscal year 1999, also in accordance with applicable German accounting principles as previously applied by the Company and otherwise in accordance with the relevant regulations of German law (the "Annual Accounts").

(3) The Annual Accounts shall be presented to the Seller who shall have a period of six weeks to object to items of the Annual Accounts, if any. Should the Seller and the Company disagree on any items of the Annual Accounts, they shall try to reach an amicable agreement among themselves. If these efforts are unsuccessful, an auditing firm to be chosen by the Chairman of the Auditors Association (INSTITUT DER WIRTSCHAFTSPRUFER) in Dusseldorf shall be instructed by either the Seller or the Buyer to make a binding determination in the form of a factual arbitral award on the disputed item of the Annual Accounts. The costs of such factual arbitration shall be split equally between the Seller and the Company, regardless of the outcome. The Annual Accounts, as agreed between the Seller and the Company or as bindingly determined by the instructed auditing firm are the "Binding Accounts".


                                   Section 12
                              COMPENSATION PAYMENTS

(1) No later than five business days after the Effective Date, the Seller shall pay to the Company 75 % of the following amount, as shown in the Estimated Accounts: Any amount by which the "payables" exceed the "receivables".

(2) No later than five business days after the Binding Accounts have become available to the Seller, the amount calculated in accordance with
         Section 12 (1) above shall again be calculated on the basis of the Binding Accounts.

(3) Any balance between the payment made in accordance with sec. 12 (1) above and the amount calculated in accordance with sec. 12 (2) above shall promptly be equalized between the Seller and the Company.

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(4)      The Seller shall bear the accrued severance costs with regard to all employment relationships terminated by the Company prior to the date hereof, whereby "termination" means the service of notice of termination ("Kundigung").

(5) The Seller shall even prior to the Effective Date cause the Company's management to cooperate with the Buyer with regard to additional dismissals or other measures affecting the Company's employees in order to put the Buyer in a position to initiate such measures prior to the passing of critical notice periods, if any.

                                   Section 13
                                   USE OF NAME

The Buyer shall promptly and in any event within two months after the Effective Date change the company names of the Company, the General Partner and the Holding Company in such a fashion that the name "Moll" or a confusingly similar name, alone or in conjunction with other name components, is no longer part of the company names of the Company, the General Partner or the Holding Company.


                                   Section 14
                        COVENANTS OF THE BUYER/INDEMNITY

(1) The Buyer is aware that the support given by the Seller to the Company in accordance with this Agreement is essential to sustain the ongoing business operations of the Company. Therefore, whilst the Seller acknowledges that the Buyer is free to exercise its entrepreneurial discretion in how he runs the business operation of the Company, the Buyer undertakes, for a time period of 24 months after the Effective Date not to misappropriate the support given by the Seller or its Related Companies to the Company. In particular, the Buyer undertakes for such time period not to deprive the Company of any assets to the detriment of the Company and to the benefit of the Buyer, whether related or unrelated to the Buyer, or any other party if and to the extent that such action would be contrary to the best interest of the Company.

(2) The Buyer hereby agrees to indemnify and hold harmless the Seller and any entity related to the Seller from any and all claims and liabilities arising out of any act or


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                                                                           -11-


         omission of the Buyer, the Company, the Holding Company or the General Partner or any legal successor thereof after the Effective Date.

(3) If the Company is sold or otherwise disposed of by the Buyer (other than to the Seller or the Buyer or a related company of the Buyer within the meaning of sec. 15 of the German Stock Corporation Act) (a "Sale"), any support by the Seller under this Agreement shall cease immediately.

(4) For the longer of the period during which support is due under sec. 9 or twelve months from the Effective Date, if a Sale occurs, the Buyer shall pay half of the proceeds arising from such Sale to the Seller.


                                   Section 15
                                 CONFIDENTIALITY

The parties shall maintain confidentiality with regard to any facts or any information relating to this Agreement and the parties shall not disclose such facts or information to any third party unless they are subject to a legal obligation to do so. Any public statement shall be agreed upon between the parties prior to publication.


                                   Section 16
                        AMENDMENTS/TRANSACTION STRUCTURE

(1) Any amendments or addition to this Agreement must be made in writing unless stricter statutory form requirements apply. This shall also apply to any amendment or addition to this provision making the written form mandatory.

(2) The Parties are aware that the transaction structure contemplated in this Agreement may not be the most tax-efficient structure for the Seller and its Related Companies. The Buyer therefore agrees to fully cooperate with the Seller and its Related Companies and any party or parties designated by them (collectively the "Second Parties") to achieve and implement a modified transaction structure, which in the view of the Seller is more tax efficient or otherwise more beneficial for the Second Parties. This obligation of the Buyer includes the obligation to unwind this


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         transaction and to enter into a new transaction with the Second Parties at the request of the Seller and to give and accept all declarations and to do all other things which are necessary or reasonable in this regard, provided, however, that the Buyer shall not be obligated to so cooperate if the modified transaction is less beneficial to him under any economic aspect, unless the Seller, simultaneously with the entering into the modified transaction compensates the Seller for any adverse effects brought upon him as a result of the modified transaction, including the reimbursement of notarization costs arising through the modified transaction, and reasonable legal fees arising in connection with legal or tax advice sought by the Buyer with regard to the modified transaction; such costs shall be discussed with the Seller in advance. The rights of the Seller under this para. (2) shall be limited in time until the Effective Date.

(3) The Parties had originally envisaged that the Buyer would acquire the shares in the General Partner and the limited partner interest in the Company (but not the shares in the Holding Company) at the same economic terms contemplated herein. Upon the request of the Seller, the Buyer agrees to instead acquire the shares in the Holding Company. The Seller indemnifies the Buyer for all liabilities of the three acquired companies arising out of the fact that the alternative acquisition structure has been chosen which includes the acquisition of the Holding Company.

(4) The Seller warrants that the Holding Company has a share capital of DM 50,000 which is fully paid up and that the Holding Company has no liabilities in its balance sheet (other than the net equity), in particular no accruals, debts and the like.


                                   Section 17
                         CHOICE OF LAW/STIPULATED VENUE

This Agreement is subject to the laws of the Federal Republic of Germany. To the extent legally permissible, the parties submit themselves to the jurisdiction of the courts of Munich.

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                                   Section 18
                                  SEVERABILITY

If a provision of this Agreement or a provision subsequently added to this Agreement should be or become invalid in whole or in part or if this Agreement should contain a contractual gap, this shall not affect the validity of the remaining provisions. Instead of the invalid provision, such reasonable provision shall apply which, as far as legally permissible, best approximates what the parties to the agreement have intended. For the purpose of filling a contractual gap such reasonable provision shall apply which the parties had intended in view of the purpose of this Agreement if they had considered the issue. If the invalidity of a provision is caused by the extent of a performance or time (deadline or date) determined therein, such extent of performance shall be deemed to be agreed which comes closest to the originally agreed extent of performance or time (deadline or date) which is legally permissible.


                                   Section 19
                                   COSTS/TAXES

(1) The Buyer shall bear the costs of the notarization. The Company does not own real property.

(2)      Each party shall bear the costs of its own advisors.


The Notary cautioned the parties concerning liability for outstanding capital contributions (RUCKSTANDIGE STAMMEINLAGEN) or capital contributions that have not been fully paid up (DIFFERENZHAFTUNG), and that the tax authorities will examine the question of whether real property transfer tax is payable.

The above instrument was read to the persons appearing, was available for their inspection, was approved and personally signed by them and the Notary as follows: